SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2004

PCCW Limited
(Translation of Registrant’s Name Into English)

39th Floor, PCCW Tower,
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F ☒     Form 40-F ☐

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes ☐        No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

PCCW LIMITED

INDEX TO EXHIBITS

Item

1.	Joint Announcement made by PCCW Limited and Pacific Century Premium Developments Limited regarding Vendor Placing and Issue of New Shares dated October 28, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: November 4, 2004	By: (Sd.) Hubert Chak

Name: Hubert Chak
Title: Company Secretary

Item 1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

VENDOR PLACING
AND
ISSUE OF NEW SHARES
POSSIBLE RESTORATION OF PUBLIC FLOAT

The Company was informed by Asian Motion Limited, a wholly owned subsidiary of PCCW Limited, that it has agreed to sell, through the Placing Agent, 118 million Shares to not less than six investors which are Independent Third Parties at a price of HK$2.18 per Share on 28th October, 2004. The Company has also entered into the Subscription Agreement with the Subscriber for the subscription of 118,000,000 new Shares at the price of HK$2.18 per Share.

Completion of the Subscription is subject to the satisfaction of certain conditions as described below. If these conditions are not fulfilled, the Subscription will not proceed.

The Subscription Shares represent approximately 6.69% of the existing issued share capital of the Company and approximately 6.27% of the Company’s issued share capital as enlarged by the Subscription Shares. The estimated net proceeds from the Subscription of approximately HK$247 million will be used as general working capital.

The Subscriber has approximately a 79.99% interest in the Company before the Sale which will be reduced to approximately 74.97% immediately upon completion of the Subscription, assuming no other changes to the issued share capital of the Company and the shareholding of the Subscriber in the Company prior to completion of the Subscription.

Reference is also made to the announcement issued by the Company dated 24th August, 2004 regarding the waiver of restoration of public float of the Company. As far as the Company is aware, the public float of the Company is approximately 20.01% as at the date of this announcement. Upon completion of the Subscription, it is expected that the public float of the Company will be approximately 25.03%.

This announcement is made by the Company pursuant to Rule 13.05 of the Listing Rules and PCCW Limited is issuing this announcement voluntarily to provide information to its shareholders and to the public.

The Directors are pleased to announce that (i) the Company was informed by the Subscriber that it has agreed to sell the Sale Shares and (ii) the Company has entered into the Subscription Agreement with the Subscriber on 28th October, 2004, details of which are described below.

SALE

The Company was informed by Asian Motion Limited, a wholly owned subsidiary of PCCW Limited, that it has agreed to sell, through the Placing Agent, 118 million Shares to not less than six investors which are Independent Third Parties at a price of HK$2.18 per Share on 28th October, 2004. The Sale Shares will be sold free of all liens, encumbrances, equities or other third party rights and rank pari passu in all respects with the existing Shares in issue. The Sale is expected to be completed on 1st November, 2004.

The price per Sale Share of HK$2.18 was agreed after arm’s length negotiations between the Placing Agent and the Subscriber and represents (i) a discount of approximately 9.17% to the closing price of HK$2.40 per Share as quoted on the Stock Exchange as at the date of this announcement and (ii) a discount of approximately 4.80% to the average closing price of approximately HK$2.29 per Share as quoted on the Stock Exchange for the 5 trading days of the Shares immediately before and including the date of this announcement.

SUBSCRIPTION AGREEMENT DATED 28TH OCTOBER, 2004

Subscriber:	Asian Motion Limited, a wholly owned subsidiary of PCCW Limited

Number of Subscription Shares:	118,000,000 new Shares, representing approximately 6.69% of the existing issued share capital of the Company and approximately 6.27% of the issued share capital of the Company as enlarged by the issue of the Subscription Shares under the Subscription.

Subscription Price:	HK$2.18 per Subscription Share. Subject to the Subscription being completed, the Company will bear the costs and expenses in connection with the Placing and the Subscription which are estimated to be approximately HK$10 million.

General Mandate:	The Subscription Shares will be issued pursuant to the general mandate to allot, issue and deal with Shares granted to the Directors by a resolution of its shareholders passed at the Company’s annual general meeting held on 10th September, 2004.

Ranking of Subscription Shares:	The Subscription Shares will rank equally with Shares in issue at the time of issue and allotment of the Subscription Shares.

Use of Proceeds:	The estimated net proceeds from the Subscription, of approximately HK$247 million will be used as general working capital. The Company does not at present have any investment plans which require the use of the proceeds of the Subscription. A further announcement will be made in accordance with the Listing Rules if the intended use of proceeds changes.

Conditions:	The Subscription is conditional upon:

(a) the Listing Committee of the Stock Exchange granting listing of and permission to deal in the Subscription Shares;
(b) the Bermuda Monetary Authority approving the issue of the Subscription Shares (if required); and
(c) completion of the Sale.

Application will be made to the Stock Exchange to grant the listing of and permission to deal in the Subscription Shares. If the conditions are not fulfilled on or prior to 30th November, 2004 or such later date as may be agreed in writing between the Company and the Subscriber, the obligations of the Company and the Subscriber under the Subscription Agreement will terminate and neither of the parties will have any claim against the others for costs, damages, compensation or otherwise in respect of the Subscription.

Completion:

Subject to the fulfillment of the conditions, completion of the Subscription will take place on the business day immediately after the date upon which the last of the conditions specified above have been satisfied (or such other date as the Company and the Subscriber may agree in writing).

Under the Listing Rules, the Subscription must be completed within 14 days from the date of the Sale, that is, on or before 11th November, 2004 (or such later date as the Company and the Subscriber may agree, such agreement not to be unreasonably withheld or delayed and subject to compliance in full with the connected transaction requirements of the Listing Rules), failing which the Subscription shall cease and terminate.

EFFECT OF THE SALE AND SUBSCRIPTION

The shareholding of the Subscriber and the public in the Company immediately before the Sale, immediately after the Sale but before completion of the Subscription, and immediately after completion of the Subscription are and will be as follows:

	% Shareholding and No. of Shares in the Company held by the Subscriber	% Shareholding and No. of Shares in the Company held by the public
	(Note 1)	(Note 1)

Immediately before the Sale (Note 2)	1,411,333,335 (79.99%)	353,126,539 (20.01%)
Immediately after the Sale but before the Subscription (Note 2)	1,293,333,335 (73.30%)	471,126,539 (26.70%)
Immediately after the Subscription (Note 3)	1,411,333,335 (74.97%)	471,126,539 (25.03%)

Notes:

(1)	All the Shares in the Company held by the Subscriber are beneficially owned by the Subscriber, which in turn is wholly-owned by PCCW Limited. The above figures assume that other than the Subscription Shares, no new Shares are issued or no existing Shares are purchased by the Company and no Shares are sold or purchased by the Subscriber, PCCW Limited or its associates and parties acting in concert with the Subscriber or PCCW Limited, in each case after the date of this announcement up to the date of the completion of the Subscription. So far as the shareholding of the public is concerned, the figures stated above are those to the best knowledge of the Company.

(2)	The above figures are calculated based on a total of 1,764,459,874 Shares in issue.

(3)	The above figures are calculated based on a total of 1,882,459,874 Shares in issue immediately after completion of the Subscription.

REASONS FOR AND BENEFITS OF THE SUBSCRIPTION

Reference is also made to the announcement issued by the Company dated 24th August, 2004 regarding the waiver of restoration of public float of the Company. As mentioned in the announcement, the Stock Exchange has further granted a conditional waiver of six months from 10th August, 2004 to the Company from strict compliance with Rule 8.08 of the Listing Rules. The Company and PCCW Limited, the ultimate holding company of the Company, are of the view that the current market conditions present a good opportunity to conduct the Sale and the Subscription in order to restore the minimum public float of the Company. The Subscription is effected as it enables the Company to raise capital for its use and, at the same time, enables the public float in the Company to be restored without a substantial reduction of PCCW Limited’s interest in the Company. As far as the Company is aware, the public float of the Company is approximately 20.01% as at the date of this announcement. Upon completion of the Subscription, it is expected that the public float of the Company will be restored to approximately 25.03%.

The Company has not undertaken any equity fund raising exercise over the past 12 months other than the new Shares which were issued by the Company pursuant to the acquisition of property interests of PCCW Limited, details of which were set out in the circular issued by the Company dated 2nd April, 2004.

ADJUSTMENT TO CONVERSION PRICE OF OUTSTANDING CONVERTIBLE NOTES

The HK$2.25 per Share conversion price for the HK$1,170 million convertible note and the HK$3.60 per Share conversion price for the HK$2,420 million convertible note, both issued pursuant to the acquisition of property interests from PCCW Limited in May, 2004 may, as a result of the issue of the Subscription Shares be adjusted under the terms and conditions of the relevant notes. A further announcement containing, amongst other things, the adjustment (if any) to the conversion prices in accordance with the terms of the convertible notes will be made, if necessary, upon such adjustment taking effect.

DEFINITIONS

The following defined terms are used in this announcement:

“associates”	has the meaning ascribed thereto in the Listing Rules

“Board”	the board of Directors

“Company”	Pacific Century Premium Developments Limited

“Directors”	the directors of the Company

“Group”	the Company and its subsidiaries

“Independent Third Party”	to the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, an independent third party not connected with the Directors, chief executive or substantial shareholders of the Company or any of its subsidiaries or their respective associates as defined under the Listing Rules

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Placing Agent”	Lehman Brothers Asia Limited, an Independent Third Party

“Sale”	the sale of the Sale Shares by the Subscriber to investors which are Independent Third Parties through the Placing Agent

“Subscription Agreement”	the subscription agreement between the Subscriber and the Company dated 28th October, 2004

“Sale Shares”	the 118,000,000 Shares sold by the Subscriber through the Placing Agent on 28th October, 2004

“Shares”	ordinary shares of HK$0.10 each in the capital of the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Subscription”	the subscription for the Subscription Shares pursuant to the Subscription Agreement

“Subscription Shares”	the 118,000,000 Shares to be subscribed for by the Subscriber pursuant to the Subscription Agreement

“Subscriber”	Asian Motion Limited, a company incorporated in the British Virgin Islands and a wholly owned subsidiary of PCCW Limited

By order of the Board	By order of the Board
PCCW Limited	Pacific Century Premium Developments Limited
Hubert Chak	Hubert Chak
Company Secretary	Director

Hong Kong, 28th October, 2004

The directors of Pacific Century Premium Developments Limited as at the date of this announcement are as follows:

Executive Directors:
Li Tzar Kai, Richard (Chairman); Yuen Tin Fan, Francis (Deputy Chairman); Lee Chi Hong, Robert (Chief Executive Officer); Alexander Anthony Arena and Hubert Chak

Non-Executive Director:
Dr Allan Zeman, GBS, JP

Independent Non-Executive Directors:
Ronald James Blake, OBE, JP; Cheung Kin Piu, Valiant; Tsang Link Carl, Brian and Prof Wong Yue Chim, Richard, SBS, JP

The directors of PCCW Limited as at the date of this announcement are as follows:

Executive Directors:
Li Tzar Kai, Richard (Chairman); So Chak Kwong, Jack (Deputy Chairman and Group Managing Director); Yuen Tin Fan, Francis (Deputy Chairman); Peter Anthony Allen; Alexander Anthony Arena; Chung Cho Yee, Mico; Lee Chi Hong, Robert

Non-Executive Directors:
Sir David Ford, KBE, LVO; The Hon Raymond George Hardenbergh Seitz

Independent Non-Executive Directors:
Prof Chang Hsin-kang; Dr Fung Kwok King, Victor; Dr The Hon Li Kwok Po, David, GBS, JP; Sir Roger Lobo, CBE, JP; Aman Mehta

* For identification purpose only